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                                                                                                           EXHIBIT 12
                                        OHIO POWER COMPANY
                  Computation of Consolidated Ratio of Earnings to Fixed Charges
                                 (in thousands except ratio data)
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                                                                            Year Ended December 31,
                                                                 1991       1992       1993       1994      1995
Fixed Charges:
  Interest on First Mortgage Bonds. . . . . . . . . . . .     $ 71,765   $ 83,572   $ 74,121   $ 63,805  $ 61,836
  Interest on Other Long-term Debt. . . . . . . . . . . .       28,575     26,611     24,510     21,453    23,193
  Interest on Short-term Debt . . . . . . . . . . . . . .        5,973      2,711      1,122        992     2,658
  Miscellaneous Interest Charges. . . . . . . . . . . . .        3,237      2,800      2,958      5,140     7,126
  Estimated Interest Element in Lease Rentals . . . . . .       22,800     22,800     15,300     13,900    50,700
       Total Fixed Charges. . . . . . . . . . . . . . . .     $132,350   $138,494   $118,011   $105,290  $145,513

Earnings:
  Net Income. . . . . . . . . . . . . . . . . . . . . . .     $166,102   $160,553   $185,770   $162,626  $189,447
  Plus Federal Income Taxes . . . . . . . . . . . . . . .       78,480     75,783     64,244     74,822    93,699
  Plus State Income Taxes . . . . . . . . . . . . . . . .        1,898      1,082      2,626      3,375     1,618
  Plus Fixed Charges (as above) . . . . . . . . . . . . .      132,350    138,494    118,011    105,290   145,513
       Total Earnings . . . . . . . . . . . . . . . . . .     $378,830   $375,912   $370,651   $346,113  $430,277

Ratio of Earnings to Fixed Charges. . . . . . . . . . . .         2.86       2.71       3.14       3.28      2.95
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